SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 18, 2012 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated January 18, 2012, the Company reported in connection with the information duly disclosed on November 16, 2011, that the Company through a subsidiary, has approved its the investment in Supertel Hospitality Inc. (“Supertel”), to the total amount of USD 30 million, which is subject to Supertel´s Shareholders´ approval to be held the next January 31, 2012.

Supertel is a Real Estate Investment Trust (“REIT”) and its shares are listed and traded in NASDAQ under the symbol “SPPR”. Supertel began its operations in the late 1970s and in 1994 completed its Initial Public Offering, and currently focuses its activities on midscale, economy and extended-stay segments of the hospitality Industry, owning 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8, among others.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: January 25, 2012